UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Credit rating update dated 30 October 2023

30 October 2023

Credit rating update

Rentokil Initial plc (the "Company") confirms that it has received credit ratings and research from both Fitch and S&P Global, with both providers attributing a 'BBB', with a 'Stable' outlook.

In initiating coverage, Fitch noted the Company's global scale and market position, strong service execution, and profitability.

S&P Global acknowledged synergies from the Terminix acquisition, including improving free operating cash flow and expected deleveraging.

Fitch rating in full: BBB; Outlook Stable.

S&P Global rating in full: BBB / Stable / A-2

Enquiries:

Investors / Analysts:      Peter Russell                Rentokil Initial plc          +44 (0)7795 166506

Media:                           Malcolm Padley            Rentokil Initial plc          +44 (0)7788 978199

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 October 2023	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary